December 23, 2009

Sheila Stout
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4720

Re:	Tennenbaum Opportunity Fund V, LLC (File No. 811-21960), and Tennenbaum Opportunity Partners V, LP (File No. 811-21992)

Dear Ms. Stout:

I am writing in response to your recent comments and questions regarding the audited financial statements of Tennenbaum Opportunities Fund V, LLC (“TOFV”) and Tennenbaum Opportunities Partners V, LP (“TOPV,” and together with TOFV, the “Registrants”) dated December 31, 2008.

I.	TOFV - Restricted Cash

You inquired regarding the nature of any restricted cash and cash equivalents held by the Registrants.  The cash and cash equivalents of the Registrants are comprised of the repurchase agreement and cash noted in each respective statement of investments.  Of the approximately $54.8 million of cash and cash equivalents reflected in the consolidated financial statements of TOFV, approximately $54.4 million is held by TOPV.  None of the cash held on a standalone basis by TOFV is restricted.  The cash and cash equivalents of TOPV are included in the collateral for TOPV’s credit facility.

II.	Other Income

You inquired regarding the composition of Other Income in the statements of operations of the Registrants.  Other Income during the period was comprised almost entirely of amendment fees received by TOPV in consideration for changes in the terms of certain investments held by TOPV, and upfront fees received by TOPV in connection with the issuance of new debt to TOPV.

III.	TOFV Offering Costs

You inquired regarding the timing of offering costs being charged to the paid-in capital of TOFV.  We discussed that the common investors of TOFV had each committed to purchase a certain dollar amount of TOFV common equity over a two and a half year “ramp-up” period, as discussed in Note 1.  Such capital was called, and common shares of TOFV were issued, on the dates noted in the same note.  The AICPA Audit and Accounting Guide for Investment Companies states that “offering costs of closed-end funds and investment partnerships should be charged to paid-in capital upon sale of the shares or units.”  Although for some purposes it may be said that the sale of all of the shares to each investor occurred at the time the commitment was accepted, at that time it was not known whether the entire commitment would be called or what the prices per shares would be at the various calls, and consequently, for other purposes there is a sale each time capital is called.  We believe the latter usage of the term “sale” is most appropriate in this context.  Accordingly, TOFV’s practice was to charge offering costs to paid-in capital on a pro-rata basis as the shares of the funds were sold on the capital call dates, as discussed with and confirmed by the Registrants’ auditors and counsel.

IV.	Management Fees and Performance Allocations

You inquired regarding management and performance compensation paid by the Registrants.  We discussed that TOPV pays a management fee of 1.5% of TOPV’s committed capital annually, as discussed in Note 4, and a performance allocation of 20% of TOPV’s income and gains (but only once the limited partner receives a cumulative 8% return), as discussed in Note 3.

V.	Related Parties

You inquired regarding the nature of payments made by TOPV on behalf of TOFV, as discussed in Note 7 of TOFV’s financial statements.  We discussed that such payments during the period were for operating expenses and start-up costs of TOFV, which were subsequently reimbursed to TOPV through deductions from distributions from TOPV to TOFV.

VI.	Returns of Capital

You requested that we confirm in this letter that written notices were sent to investors in connection with the returns of capital noted in TOFV’s financial statements, as required by Rule 19a-1 under the Investment Company Act of 1940.  We so confirm.

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosures in their filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and that the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, on behalf of the Registrants and their employees and members, I thank you for your review and comments.  We hope the foregoing responses are satisfactory.

Sincerely,

/s/ Paul L. Davis

Paul L. Davis
Chief Financial Officer
Tennenbaum Opportunities Fund V, LLC and
Tennenbaum Opportunities Partners V, LP